FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                   March, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1        RNS Announcement, re:  Bondholder EGMs
             dated 10 March 2003





10 March 2003

                               BRITISH ENERGY plc
                                 (the "Issuer")

                                 BONDHOLDER EGM
                           HOLDERS OF THE OUTSTANDING
 GBP109,861,000 5.94 PER CENT. BONDS DUE 2003, GBP163,444,000 6.077 PER CENT.
        BONDS DUE 2006 AND GBP134,586,000 6.202 PER CENT. BONDS DUE 2016

           NOTICE OF OUTCOME - MEETING ADJOURNED FOR ALL THREE SERIES


The Meetings of the holders of each of the above-mentioned series of Bonds (the "Bonds"), convened by the Notices ("the Notices") published on 14th February 2003, were duly held on 10th March 2003.

All three Meetings were adjourned to 11.00 a.m (2003 Bonds), 11.20 a.m (2006 Bonds) and 11.40 a.m (2016 Bonds) London time on 24th March 2003 owing to a lack of the quorum required for the Extraordinary Resolutions.

A notice of the adjourned meetings will be published in the Financial Times on Wednesday, 12 March 2003.


For further information:                     Andrew Dowler
                                             Financial Dynamics
                                             020 7831 3113




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: March 2003                           BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations